UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE
OCTOBER 7, 1996)

	For the fiscal year ended	June 30, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number ________33-48052________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance One International, Inc.
512 Bridge Street
Danville, Virginia 24541

REQUIRED INFORMATION

The following financial statements are furnished for the plan:

INDEX
___________

Page
________

Signature	3

Report of Independent Auditors	4

Statement of Asset and Liability as of June 30, 2005
and 2004	5

Statement of Changes in Plan Liability Accounts -
Years Ended June 30, 2005 and 2004	6

Notes to Financial Statements	7 - 9

Exhibit 24	10

Signature
_______________

          Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliance One International, Inc.
Personal Account Plan

By /s/ James A. Cooley
_________________________________________________________
Date: September 28, 2005	James A. Cooley
Executive Vice President-Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator
Alliance One International, Inc. Personal Account Plan (formerly DIMON Incorporated)

We have audited the accompanying statements of asset and liability of the Alliance One International, Inc. Personal Account Plan as of June 30, 2005 and 2004, and the related statements of changes in Plan liability accounts for the years ended June 30, 2005 and 2004.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the asset and liability of Alliance One International, Inc. Personal Account Plan at June 30, 2005 and 2004, and the changes in Plan liability accounts for the years ended June 30, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Snead and Williams, P.L.L.C.
___________________________________________________
Snead and Williams, P.L.L.C.
Danville, Virginia
September 16, 2005

ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

STATEMENT OF ASSET AND LIABILITY

June 30, 2005 and 2004
______________________________

	2005	2004
	__________	__________
ASSET
_________

Receivable from Alliance One International, Inc.	$1,719,651	$1,891,600
(Cost $1,719,651, 2005 and $1,891,600, 2004)	========	========

LIABILITY
_______________

Plan liability accounts	$1,719,651	$1,891,600
	========	========

The accompanying notes are an integral part of these financial statements.

ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

STATEMENT OF CHANGES IN PLAN LIABILITY ACCOUNTS

For the Years Ended June 30, 2005 and 2004
______________________________________

	2005	2004
	__________	__________
ADDITIONS
_________________
Beginning of year amount	$1,891,600	$2,075,257

Interest income	55,780	41,431

Participant contributions	298,585	401,213
	__________	__________
	2,245,965	2,517,901

DEDUCTIONS
____________________
Participant withdrawals	526,314	626,301
	__________	__________

Plan liability accounts at
end of year	$1,719,651	$1,891,600
	========	========

The accompanying notes are an integral part of these financial statements.

ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

NOTES TO FINANCIAL STATEMENTS
_____________________________________

Note A - Significant Accounting Policies
__________________________________________________

Basis of Accounting
_________________________
The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investment
_____________________________

The receivable from Alliance One International, Inc. is valued at current value.  Current value represents contributions, plus interest at the announced rate, less payments in satisfaction of withdrawals.

Estimates
____________

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Note B - Description of the Plan
________________________________________

The following description of the Alliance One International, Inc. Personal Account Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General
__________
The Plan was renamed Alliance One International, Inc. Personal Account Plan concurrent with the merger of Standard Commercial Corporation on May 13, 2005, with and into DIMON Incorporated.

The Plan is a voluntary employee plan through which any eligible participant can loan funds to Alliance One International,  Inc. ("Alliance One") for an indefinite period, in exchange for Alliance One's obligation to pay the employee interest on such funds until the loan is repaid by Alliance One  on the employee's demand.  The funds may be used by Alliance One for any corporate purpose and will be classified as general obligations of Alliance One with no special status.  The funds are not held in trust and are subject to forfeiture should Alliance One be unable to repay the loans.

The purpose of the Plan is to provide a means for employees to maintain a flexible deposit arrangement and to receive interest income at rates competitive with those currently paid by banks or other institutions on short-term deposits.  The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  Funds deposited with Alliance One are neither guaranteed nor insured by Alliance One nor any federal or state agency.

ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

NOTES TO FINANCIAL STATEMENTS
_____________________________________

Note B - Description of the Plan - Continued
_______________________________________________________

Participation
________________
Eligible employees may participate in the Plan. Eligibility is determined by the Administrator of the Plan.

Participant Contributions
_______________________________
Participants may contribute any amount to the Plan. Limitations, however, may be announced as to the total of future contributions which can be made by the participants.

Investments
________________

Upon receipt of the participants' contributions, amounts are invested with Alliance One International, Inc. as a general creditor with interest earned at announced rates.  The announced rate was an average rate of 3.08% and 2.00% per annum for the years ended June 30, 2005 and 2004, respectively.

Participants withdrawals
______________________________

Participants may withdraw funds from the Plan at anytime upon notification to the Plan Administrator or designee.  Amounts in participant accounts must be distributed when the participant is no longer eligible to participate in the Plan.

Plan Liability Accounts
_____________________________

A Plan liability account is a bookkeeping record that is used to reflect the participant's entitlement under the Plan.  Each Plan liability account represents an obligation of Alliance One International, Inc.

Vesting
__________

Each participant will at all times have a 100% vested (nonforfeitable) interest in the receivable from Alliance One International,  Inc. as to their respective balances of their contributions, net of withdrawals, with earned interest.

ALLIANCE ONE INTERNATIONAL, INC. PERSONAL ACCOUNT PLAN

NOTES TO FINANCIAL STATEMENTS
_____________________________________

Note B - Description of the Plan - Continued
______________________________________________________

Plan Expenses
___________________
All expenses of administering the Plan are paid by Alliance One International, Inc.

Plan Termination
_____________________

The Plan may be modified or terminated at any time upon written notice to the participants.  In the event the Plan terminates, the Administrator must distribute funds to satisfy all Alliance One International, Inc. obligations to the Plan.

Note C - Plan Participants
________________________________

The number of participants at June 30, 2005 and 2004, was 46 and 57, respectively.

Note D - Income Tax Status
__________________________________

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code.  Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

The Plan is not intended to be funded for federal income tax purposes, that is, no funds or other assets are segregated for the purpose of paying benefits under the Plan.  All interest paid or credited to participant accounts is taxable to the participant for both Federal and State purposes, if applicable.

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